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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Date of Event Requiring Statement (Month/Day/Year)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)
	Baton, II, G. Scott				###-##-####
	R. R. 1, Box 122B Ross Mountain Club (Street)	4.	Issuer Name and Ticker or Trading Symbol	5.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)
			FNB Corporation (FBAN)		☒ Director ☐ 10% Owner	☐ Officer (give title below) ☐ Other (specify below)
	New Florance, PA 15944-9602 (City) (State) (Zip)	6.	If Amendment, Date of Original (Month/Day/Year)
			01/21/2002	7.	Individual or Joint/Group Filing (Check Applicable Line)
					☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table I — Non-Derivative Securities Beneficially Owned

1.	Title of Security (Instr. 4)	2.	Amount of Securities Beneficially Owned (Instr. 4)	3.	Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4.	Nature of Indirect Beneficial Ownership (Instr. 5)

	COMMON		33456.380		I		BY TRUST ACCOUNT

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 4)	2.	Date Exercisable and Expiration Date (Month/Day/Year)		3.	Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4.	Conversion or Exercise Price of Derivative Security	5.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.	Nature of Indirect Beneficial Ownership (Instr. 5)

			Date Exer- cisable	Expi- ration Date		Title	Amount or Number of Shares

	STOCK OPTIONS (GRANTED 05/12/1998)		IMMED	05/12/2008		COMMON STOCK	3889		28.55		D

	STOCK OPTIONS (GRANTED 01/04/1999)		IMMED	01/04/2009		COMMON STOCK	972		27.13		D

	STOCK OPTIONS (GRANTED 01/05/2000)		IMMED	01/05/2010		COMMON STOCK	926		21.60		D

	STOCK OPTIONS (GRANTED 12/29/2000)		IMMED	12/29/2010		COMMON STOCK	926		18.79		D

Explanation of Responses:

/s/ G. Scott Baton	12/06/2002
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.